

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Mr. Dean Goodermote
Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

      Re: Double-Take Software, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2009
              Filed March 12, 2010
              File No. 001-33184

Dear Mr. Goodermote:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Stephen Krikorian
                      Accounting Branch Chief